BBH PRIME INSTITUTIONAL MONEY MARKET FUND, INC.

                        40 Water Street, Boston, MA 02109

                                 October 6, 2004


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

      RE:  BBH PRIME INSTITUTIONAL MONEY MARKET FUND, INC.
           (the "Fund" or "Registrant")
             1933 Act File No. 333-119332
             1940 Act File No. 811-10073

Dear Sir or Madam:

     On September 28, 2004, Registrant filed with the Commission, on Form N-1A, pre-effective amendment No. 1 under the 1933 Act and Amendment No. 9 of the 1940 Act to its initial registration statement that was filed on March 5, 2004. Due to an administrative filing error, Registrant wishes to withdraw this filing in its entirety and request the withdrawal of 1933 Act No. 333-119332

     If you have any questions regarding this request, please contact Cole Dolinger at (412) 288-2292.


                                                          Respectfully,



                                                          /s/ Gail C. Jones
                                                          Gail C. Jones
                                                          Secretary


Enclosures